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_________________________________________

Stuart M. Strauss
Partner

stuart.strauss@dechert.com
+1 212 698 3529  Direct
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December 21, 2017

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attn: James E. O’Connor, Division of Investment Management

Re:	The Saratoga Advantage Trust

Securities Act File No. 033-79708

Post-Effective Amendment No. 93

Investment Company Act File No. 811-08542

Amendment No. 95

Dear Mr. O’Connor:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), The Saratoga Advantage Trust (the “Trust”), on behalf of James Alpha Multi Strategy Alternative Income Portfolio, a series of the Trust, hereby requests that the effectiveness for the above-referenced Registration Statement on Form N-1A be accelerated so that it will become effective as soon as practicable on December 29, 2017. The Trust hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

/s/ Bruce E. Ventimiglia

Bruce E. Ventimiglia